

August 24, 2010

Joseph J. Bianco
Chairman and Chief Executive Officer
Florham Consulting Corp.
845 Third Avenue
6th Floor
New York, NY 10022

> **Re:** **Florham Consulting Corp.**
> **Amendment No. 4 to Preliminary Information Statement on**
> **Schedule 14C**
> **File No. 000-52634**
> **Filed July 30, 2010**
> **Amendment No. 1 to Form S-1**
> **File No. 333-164871**
> **Filed July 30, 2010**

Dear Mr. Bianco:

      This is to advise you that we have conducted only a limited review of the above filings. Based on that limited review, we have the following comments.

Comments on Schedule 14C

General

1.   Please revise your document to provide all of the disclosure contained in your response letter dated March 16, 2010, in response to comments 1 and 2 of our letter dated February 24, 2010. Please make corresponding changes to your Form S-1.

Our Proposed Culinary Acquisition and Corporate Structure, page 4

2.   We note your disclosure regarding the merger agreement with Culinary Tech Center LLC and Professional Culinary Institute LLC. It appears that the votes regarding the proposed name change and increase in shares will also relate to this transaction. If true, please revise your disclosure to provide the disclosure required by Items 13 and 14 of Schedule 14A. Alternatively, please provide a detailed explanation regarding why this disclosure is not required and tell us whether you will be filing a separate document related to this transaction. Additionally, please explain whether shareholder approval is required for the proposed merger transaction. Please make corresponding changes to your Form S-1 as appropriate.

Comments on Form S-1

Financial Statements

3.   Please update your financial statements and other financial information presented in accordance with Article 8 of Regulation S-X. Please make similar changes to your preliminary proxy statement on Schedule 14C.

Training Direct, LLC

4.   We note that your auditor performed their audit in accordance with Government Auditing Standards for the years ended December 31, 2008 and 2007. Please ensure that your auditor has performed an audit in accordance with generally accepted auditing standards and revise their opinion to remove the reference to Government Auditing Standards or tell us why such opinion is necessary. Please make similar changes to your preliminary proxy statement on Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3233.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Eric Pinero, Esq. (*via facsimile*)